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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             THE LOEWEN GROUP INC.

                           (Name of Subject Company)

                             THE LOEWEN GROUP INC.

                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
                     (AND ASSOCIATED SHARE PURCHASE RIGHTS)

                 6.00% CUMULATIVE REDEEMABLE CONVERTIBLE FIRST
                 PREFERRED SHARES, SERIES C, WITHOUT PAR VALUE

                         (Title of Class of Securities)

                                   54042L100
                                   54042L407

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                Peter S. Hyndman
                  Vice President, Law and Corporate Secretary
                             The Loewen Group Inc.
                              4126 Norland Avenue
                           Burnaby, British Columbia
                                 Canada V5G 3S8
                                 (604) 299-9321

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                              Lyle G. Ganske, Esq.
                           Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                 (216) 586-3939

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is The Loewen Group Inc., a corporation incorporated under the laws of British Columbia, Canada (the "Company"). The address of the principal executive offices of the Company is 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8. The titles of the classes of equity securities to which this Schedule 14D-9 relates are (i) the Common Shares, without par value, of the Company (the "Common Shares"), including the associated Rights (as defined below; except where the context otherwise requires, the Rights and the Common Shares are referred to collectively as the "Shares"), and (ii) the 6.00% Cumulative Redeemable Convertible First Preferred Shares, Series C, without par value, of the Company (the "Preferred Shares").

    The Company is the parent of Loewen Group International, Inc. ("LGII"), a Delaware corporation and the principal holding company for the Company's United States assets. The address of the principal executive offices of LGII is 50 East RiverCenter Boulevard, Suite #800, Covington, Kentucky 41011.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the proposed exchange offers (the "Second SCI Proposal") announced on October 2, 1996, and disclosed in a Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on October 3, 1996, by New Service Corporation International, a Delaware corporation ("New SCI"), and SCI Holdings Canada, Inc., a company incorporated under the laws of British Columbia, Canada ("Canadian SCI"), each a wholly owned subsidiary of Service Corporation International, a Texas corporation ("SCI"). The proposed exchange offers contemplated by the Second SCI Proposal have not yet commenced.

    According to information contained in the Registration Statement, the Second SCI Proposal would be an offer to exchange shares of common stock, par value $0.01 per share, of New SCI (the "New SCI Common Stock"), or, at the election of each Company shareholder, exchangeable shares, without par value, of Canadian SCI (the "Exchangeable Shares") for (i) all of the outstanding Common Shares and associated share purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Plan Agreement, dated as of April 20, 1990, between the Company and The Royal Trust Company as Rights Agent, as amended by the Amendments thereto made as of May 24, 1990 and April 7, 1994 (the "Rights Plan"), and (ii) all of the outstanding Preferred Shares. According to information contained in the Registration Statement, each Share held by the Company's shareholders could be tendered in exchange for a number of shares of New SCI Common Stock or a number of Exchangeable Shares of Canadian SCI equal to the Share Exchange Ratio (as defined below), and each Preferred Share held by the Company's shareholders could be tendered in exchange for a number of shares of New SCI Common Stock or a number of Exchangeable Shares of Canadian SCI equal to the Preferred Share Exchange Ratio (as defined below). As used in this
Schedule 14D-9, except where the context otherwise requires, references to "SCI" mean, collectively, SCI, New SCI, Canadian SCI and their respective subsidiaries.

    According to information contained in the Registration Statement, the "Share Exchange Ratio" is the quotient (rounded to the nearest 1/100,000) determined by dividing $45.00 by the average of the high and low sales prices as reported on the New York Stock Exchange Composite Tape (the "SCI Average Price") of the common stock of SCI, par value $1.00 per share ("SCI Common Stock"), on each of the twenty consecutive trading days ending with the third trading day immediately preceding the Expiration Date (as defined in the Registration Statement); provided, however, that the Share Exchange Ratio shall not be greater than 1.76471. According to information contained in the Registration Statement, the "Preferred Share Exchange Ratio" is the product of (i) the Share Exchange Ratio and (ii) .65574; provided, however, that the Preferred Share Exchange Ratio shall not be greater than 1.15719. The Share Exchange Ratio and the Preferred Share Exchange Ratio are referred to collectively as the "Exchange Ratios."

    Pursuant to the Exchange Ratios, according to information contained in the Registration Statement, if the SCI Average Price is greater than or equal to $25.50, each Share that is validly tendered and not

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withdrawn on or prior to the Expiration Date will be exchanged for $45.00 of New
SCI Common Stock and each Preferred Share that is validly tendered and not withdrawn on or prior to the Expiration Date will be exchanged for $29.51 of New SCI Common Stock. If the SCI Average Price is less than $25.50, each such Share will be exchanged for less than $45.00 of New SCI Common Stock and each such Preferred Share will be exchanged for less than $29.51 of New SCI Common Stock.

    According to the Registration Statement, the principal executive offices of New SCI and SCI are located at 1929 Allen Parkway, Houston, Texas 77019. According to the Registration Statement, the principal executive offices of Canadian SCI are located at 3789 Royal Oak Avenue, Burnaby, British Columbia, Canada V5G 3MI.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b) The Company leases a funeral home owned by SCI located in each of Bellevue, Kirkland and Redmond, Washington. Pursuant to a lease agreement with respect to these properties, the Company pays to SCI annual rentals, including percentage rent, of approximately $140,000. The lease agreement expires in January 2005.

    SCI's Provident subsidiary provides capital financing to independent funeral home and cemetery operators. From time to time, according to information contained in the Registration Statement, Provident has had loans outstanding to certain borrowers who sold their businesses to the Company or its affiliates. In such cases, according to information contained in the Registration Statement, Provident's loans were fully repaid in connection with the sales of such businesses except for one loan which remains outstanding. At August 30, 1996, this loan had an outstanding balance of $1,319,982, an interest rate of 9.25 percent, and a maturity date of May 1, 1998. The obligor on the loan is 50 percent owned by a corporation in which the Company has an equity interest. The Company also has an equity interest in a guarantor of this loan.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's Directors and executive officers are described on pages 15-20 and 32-34 of the proxy statement (the "1996 Proxy Statement"), dated April 9, 1996, sent by the Company to its shareholders in connection with the Company's Annual General Meeting of the holders of Common Shares held on May 16, 1996. A copy of these pages of the 1996 Proxy Statement is filed as Exhibit 19 to this Schedule 14D-9 and is incorporated herein by reference. Except as described in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, Directors or affiliates, or (ii) SCI or its executive officers, directors or affiliates.

    Effective as of October 10, 1996, in order to attract and retain key executives and managers of the Company in the context of a threatened change in control of the Company, the Board of Directors of the Company (the "Board"), upon the recommendation of the Compensation Committee thereof, approved the execution of individual change-in-control severance agreements (the "Severance Agreements") with approximately 80 of the Company's and LGII's executives (including each of the Company's executive officers other than Raymond L. Loewen, the Company's Chairman and Chief Executive Officer) and managers (each, an "Executive"). A copy of the form of Severance Agreement is filed as Exhibit 41 to this Schedule 14D-9 and is incorporated herein by reference. The following summary of the form of Severance Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Severance Agreement.

    The Severance Agreements will become operative only upon a change in control of the Company. A "change in control" is defined in the Severance Agreements as having occurred when: (i) the Company merges with, or sells all or substantially all its assets to, another corporation, less than two-thirds of the

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voting shares of which are owned by stockholders of the Company immediately prior to such merger or sale; (ii) a report is filed under specified provisions of the United States securities laws disclosing that any "person" (other than Raymond L. Loewen and certain related persons) has become the "beneficial owner" (as each such term is defined in the Severance Agreements) of 25% or more of the Company's voting stock; (iii) the Company reports under specified provisions of the United States securities laws that a change in control has occurred; or (iv) within any two-year period, a majority of the Directors of the Company at the beginning of such period (not including persons approved by at least two-thirds of the Directors of the Company still in office who were Directors of the Company at the beginning of such period) cease to be Directors of the Company.

    Under the Severance Agreement, an Executive will be entitled to severance pay if, during the period commencing upon the change in control and ending upon the earliest to occur of (i) two years after the change in control or (ii) the death of the Executive (the "Severance Period"), the Executive is terminated by the Company for any reason other than "cause" (as defined in the Severance Agreements) or if the Executive terminates his own employment for, among other reasons, (x) a material reduction in duties, responsibilities or compensation, or (y) a relocation of the Executive or the Executive's principal work location more than 25 miles from the location thereof prior to the change in control. In addition, certain of the Executives (including each of the executive officers of the Company who are parties to the Severance Agreements) may terminate their employment for any reason or without reason during the 30-day period immediately following the first anniversary of the first occurrence of a change in control and receive the severance benefits provided under the Severance Agreements. On each anniversary of the change in control, the Severance Period may be extended for an additional year.

    If (i) an Executive remains employed by the Company or a subsidiary thereof for 30 days after a change in control or (ii) the Executive's employment with the Company or a subsidiary thereof is terminated due to the death or permanent disability of the Executive following a change in control but prior to the 31st day following a change in control, the Executive will be entitled to receive a lump-sum retention bonus payment equal to one-third, one-half, two-thirds or one times (as specified on a case-by-case basis, depending on the Executive's position) the sum of the Executive's base salary and target annual bonus. If the Executive's employment is terminated with rights to receive severance benefits, the Executive will be entitled to receive (i) a lump-sum severance payment equal to (A) one, one and one-half, two or three times (as specified on a case-by-case basis, depending on the Executive's position) the sum of the Executive's base salary and target annual bonus minus (B) any amount actually paid to the Executive as a retention bonus, as described above, and (ii) employee health and welfare benefits for a period of 12, 18, 24 or 36 months (as specified on a case-by-case basis, depending on the Executive's position). In the case of each of the Company's executive officers, the multiples described above are either two-thirds or one for purposes of determining retention bonus payments and two or three for purposes of determining lump sum severance payments, and the continuation period for employee health and welfare benefits is either 24 or 36 months.

    The Severance Agreements provide that the payments and benefits available to an Executive under the Severance Agreements will be reduced if and to the extent such reduction would result in the Executive receiving greater after-tax payments and benefits.

    In addition, in an effort to protect all or a substantial portion of the Company's and LGII's salaried employees in the event of a change in control, effective as of October 10, 1996, the Board also authorized the adoption of a change-in-control severance compensation plan (the "Severance Plan"). A copy of the Severance Plan has been filed as Exhibit 42 to this Schedule 14D-9 and is incorporated herein by reference. This summary of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Severance Plan.

    Certain full-time salaried employees of the Company and LGII whose principal duties include corporate or regional management responsibilities (other than executive officers of the Company and other Executives who are parties to the Severance Agreements) are eligible to participate in the Severance

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Plan. The Severance Plan becomes operative only upon a change in control of the
Company. A "change in control" is defined in the Severance Plan as having occurred when: (i) a report is filed under specified provisions of the United States securities laws disclosing that any "person" (other than Raymond L. Loewen and certain related persons) has become the "beneficial owner" (as each such term is defined in the Severance Plan) of 25% or more of the Company's voting stock or (ii) such other event as the Board may, in its sole discretion, by majority vote determine to constitute a change in control of the Company.

    Once the Severance Plan becomes operative, each of the participants is entitled to a severance payment if, within 24 months after a change in control of the Company, the participant is terminated other than by reason of death, voluntary termination or retirement, or for "Just Cause" (as such term is defined in the Severance Plan). The amount of the severance payment is dependent upon the participant's length of service with the Company or its subsidiaries. Generally, participants will receive two weeks pay for each full year of service, subject to a minimum of 12 weeks and a maximum of 52 weeks pay. The amount of severance awards payable under the Severance Plan to any particular participant will be reduced by an amount equal to any other severance payment paid or payable by the Company or, if applicable, a subsidiary thereof, to such participant under any other severance agreement or arrangement or requirement of law.

    The Severance Plan provides that the severance payments available to a participant under the Severance Plan will be reduced to the extent necessary, if any, so that no portion of such payment will constitute an "excess parachute payment" under United States income tax laws.

    Effective as of October 10, 1996, the Board authorized the Company to enter into indemnification agreements (the "Indemnification Agreements") with certain of its Directors and officers whereby the Company will agree to indemnify such persons against all costs, charges and expenses incurred by reason of being a Director or officer of the Company. The Company's duty to indemnify is subject to court approval and conditioned upon the individual acting honestly and in good faith with a view to the best interests of the Company. Copies of the forms of Indemnification Agreements have been filed as Exhibits 39-40 to this Schedule 14D-9 and the foregoing description is qualified in its entirety by reference to the text of the Indemnification Agreements, which are incorporated herein by reference.

    As of October 9, 1996, the Company has granted stock options to purchase an aggregate of 4,367,375 Common Shares to management and employees of the Company. In 1996, the number of such options granted was 1,845,255.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION. AS MORE FULLY DISCUSSED BELOW, THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE SECOND SCI PROPOSAL IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY OR THE HOLDERS OF EACH OF THE COMMON SHARES AND THE PREFERRED SHARES. ACCORDINGLY, THE BOARD RECOMMENDS THAT ALL OF THE COMPANY'S SHAREHOLDERS REJECT THE SECOND SCI PROPOSAL AND, WHEN AND IF THE PROPOSED EXCHANGE OFFERS ARE COMMENCED, NOT TENDER THEIR SHARES.

    On September 17, 1996, the Company received an unsolicited letter from L. William Heiligbrodt, President and Chief Operating Officer of SCI, proposing a combination of the Company and SCI (the "First SCI Proposal"). A copy of the letter is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The First SCI Proposal contemplated a stock for stock exchange accounted for as a pooling-of-interests, in which the Company's shareholders would receive, in exchange for their Common Shares, securities valued at $43.00 per share. The First SCI Proposal stated that it had not been approved by SCI's Board of Directors. The First SCI Proposal further stated that after conducting a due diligence review, SCI "may be in a position to increase the consideration" that the shareholders of the Company would receive in the proposed exchange.

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    On September 17, 1996, at a regularly scheduled meeting convened for other purposes at which the First SCI Proposal was communicated to the Board, the Board discussed the First SCI Proposal and conducted a preliminary discussion of its terms and conditions. At the meeting, the Board's legal advisors advised the Board members of their fiduciary duties in responding to the First SCI Proposal. The Board requested its legal advisors and Smith Barney Inc. ("Smith Barney"), who participated in the meeting, to review carefully the First SCI Proposal and to prepare a detailed analysis for discussion of such proposal at a meeting of the Board to be held on September 24, 1996. A copy of the press release relating to the Board's action is filed as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference.

    On September 18, 1996, the Company received a letter from SCI stating that SCI's Board of Directors had approved the First SCI Proposal. A copy of the letter is filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

    On September 20, 1996, the Board held an informational telephonic conference call, together with Smith Barney and Nesbitt Burns Inc. ("Nesbitt Burns"), the Company's financial advisors (together, the "Financial Advisors"), to discuss the First SCI Proposal.

    On September 24, 1996, the Board met to consider the First SCI Proposal and related matters and reviewed with management and the Company's legal and Financial Advisors, among other things, the terms and conditions of the First SCI Proposal; the financial condition, performance and future prospects of the Company as an independent, stand-alone entity; the long-term financial and strategic objectives of the Company, including the Company's long-term business and financial plan; and other related matters, including, without limitation, an oral opinion of each of the Financial Advisors to the effect that, as of such date, the consideration proposed to be offered in the First SCI Proposal was inadequate from a financial point of view. After carefully considering the First SCI Proposal, the Board decided to reject the proposal and approved the delivery of the following letter to Mr. Heiligbrodt:

                                             September 24, 1996

    Mr. L. William Heiligbrodt

    President

    Service Corporation International

    1929 Allen Parkway

    Houston, TX 77219-0548

    Dear Mr. Heiligbrodt:

        The Board of Directors of The Loewen Group Inc. has asked me to advise you of the decision that the Loewen Board has made in response to the unsolicited takeover proposal that we received from Service Corporation International on Tuesday, September 17, 1996.

        The Loewen Board has unanimously rejected the SCI proposal. SCI should understand that the Loewen Board of Directors takes its fiduciary duty to act in the best interests of the Company and our shareholders very seriously. We are fully committed to maximizing the long-term value for our shareholders. After extensive review of our business and financial plans, as well as a thorough and careful study of our excellent prospects for significant continued growth in revenues and profitability in the future, the Loewen Board of Directors has unanimously concluded that the best way to maximize value for our shareholders is through the continued implementation of the Company's long-term business plan as an independent company.

                                             Sincerely,

                                             Raymond L. Loewen

                                             Chairman and

                                             Chief Executive Officer

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    A copy of the press release announcing the Board's decision with respect to the First SCI Proposal is filed as Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference. A copy of the letter to the Company's shareholders communicating the Board's decision is filed as Exhibit 3 to this
Schedule 14D-9 and is incorporated herein by reference.

    On October 2, 1996, SCI announced its intention to make the Second SCI Proposal. A copy of the press release issued by SCI announcing the terms of the Second SCI Proposal is filed as Exhibit 11 to this Schedule 14D-9. Pursuant to the Second SCI Proposal, holders of Common Shares and holders of Preferred Shares may be offered the opportunity to exchange their shares for shares of New SCI Common Stock or Exchangeable Shares, as discussed more fully in Item 2 of this Schedule 14D-9.

    The description of the Second SCI Proposal set forth in the Registration Statement states that it is not conditioned on achieving pooling-of-interests accounting but that SCI may be willing to increase the consideration payable in exchange for the Shares and the Preferred Shares by an unspecified amount if SCI and the Company were to enter into a negotiated agreement providing for the combination of SCI and the Company in a transaction that would qualify for pooling treatment.

    The Second SCI Proposal is subject to numerous conditions, including, among other things: (i) there being validly tendered and not withdrawn prior to the expiration of the Second SCI Proposal (x) a number of Shares which, together with the Shares beneficially owned by SCI, constitutes at least 75% of the Common Shares outstanding on a fully diluted basis and (y) a number of Preferred Shares which, together with the Preferred Shares beneficially owned by SCI, constitutes at least 75% of the Preferred Shares outstanding on a fully diluted basis; (ii) approval of (x) the corporate reorganization of SCI by a vote of the holders of at least two-thirds of the outstanding SCI Common Stock eligible to vote and (y) the issuance of stock pursuant to the Second SCI Proposal and related transactions by a vote of the holders of at least a majority of the outstanding SCI Common Stock present and voting at a meeting of such holders;
(iii) SCI being satisfied in its sole discretion that the Company has redeemed all outstanding Rights or that the Rights are invalid or inapplicable to the Second SCI Proposal and SCI's proposed second-step merger or that the Rights Plan does not affect the Second SCI Proposal and related transactions; (iv) the resignation of at least a majority of the incumbent members of the Board and the election or designation of persons designated by SCI to constitute a majority of the Board; (v) the satisfaction of all requirements pursuant to (x) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (y) the Competition Act of Canada and (z) the approval of the minister responsible for the Investment Canada Act, in each case with respect to the Second SCI Proposal and related transactions; and (vi) consummation of the corporate reorganization of SCI.

    On October 2, 1996, the Company announced that it would review the Second SCI Proposal and respond in due course. A copy of the press release relating to that announcement is filed as Exhibit 12 to this Schedule 14D-9 and is incorporated herein by reference. At such time, the Company also requested that management, together with the Company's legal advisors and Financial Advisors, carefully review the Second SCI Proposal and prepare a detailed analysis for discussion of such proposal at the next meeting of the Board.

    On October 3, 1996, the Company's transfer agent and registrar received a request pursuant to Canadian laws for a copy of the Company's shareholder list.

    On October 10, 1996, the Board met to consider the Second SCI Proposal and related matters and reviewed with management and the Company's legal advisors and Financial Advisors, among other things, the terms and conditions of the Second SCI Proposal; the financial condition, performance and future prospects of the Company as an independent, stand-alone entity and other related matters, including, without limitation, a written opinion of each of the Financial Advisors to the effect that, as of such date, the Share Exchange Ratio and the Preferred Share Exchange Ratio were inadequate from a financial point of view. At that meeting, the Board also reviewed an update on the long-term business and financial plan of the Company.

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    After taking into account these matters, the Board determined by unanimous vote (with one director not present) that the Second SCI Proposal is inadequate and not in the best interests of the Company or its shareholders.

    ACCORDINGLY, THE COMPANY'S BOARD HAS DETERMINED THAT THE SECOND SCI PROPOSAL IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY OR THE HOLDERS OF EACH OF THE COMMON SHARES AND THE PREFERRED SHARES. THEREFORE, THE BOARD RECOMMENDS THAT ALL OF THE COMPANY'S SHAREHOLDERS REJECT THE SECOND SCI PROPOSAL AND, WHEN AND IF THE PROPOSED EXCHANGE OFFERS ARE COMMENCED, NOT TENDER THEIR SHARES.

    The Board believes that the best means of maximizing long-term value for shareholders is through continued implementation of the Company's long-term business plan as an independent company.

    A copy of the press release relating to the Board's recommendations is filed as Exhibit 13 to this Schedule 14D-9 and is incorporated herein by reference.

    (b) REASONS FOR THE RECOMMENDATION. In addition to the factors set forth above and considered by the Board in reaching its conclusions with respect to the First SCI Proposal and the Second SCI Proposal described in Item 4(a) above, the Board considered a number of factors, including, but not limited to, the following:

        (i) the significant growth of the Company over the past several years, its reputation as a provider of superior services to persons and families in need and its position as an industry leader, and the Company's prospects for significant continued growth in revenues and profitability in the future;

        (ii) the Board's familiarity with, and review of, the Company's business, financial condition, results of operations, current business strategy and future prospects, including the nature of the markets in which the Company operates and their attractive growth prospects, the Company's position in such markets and the historical and current market prices for the Shares. In this regard, the Board noted the Company's financial performance in recent years, including its 41.5% revenue increase and 36.8% earnings increase (on a compounded annual basis) over the last five years (excluding the Gulf National and Provident settlements and related costs) and that, to date in 1996, the Company has closed or signed approximately $730 million in acquisitions, not including the recent strategic investments the Company has made in Rose Hills and Prime Succession;

       (iii) the opportunistic timing of the Second SCI Proposal, which seeks to exploit the Company's recent stock price in relation to historic trading patterns;

        (iv) the Board's review, based in part on presentations by the Financial Advisors and Company management, of (a) publicly available information concerning the strategy, business, operations, earnings and financial condition of SCI both on a historical and prospective basis and (b) the historical market price of SCI Common Stock. In this regard, the Board noted that SCI's acquisition strategies and techniques are very different from those of the Company, that an integration of the strategies and techniques of the Company and SCI may be difficult, and that a combination of the two companies would create a company with significantly different characteristics from those the Company currently enjoys. Further, the Board believes that the Company has significantly expanded its acquisition program in recent years and that many acquisition targets have shown a preference for acquisition by the Company rather than by SCI;

        (v) a comparison, based upon recent analysts' earnings estimates for the Company and SCI for the fiscal years 1996-1998, of the earnings per share attributable to the Shares (a) if the Company remained an independent entity and (b) on a pro forma per share equivalent basis giving effect to a combination of the Company and SCI;

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        (vi) the current and prospective economic, regulatory and competitive environment facing the funeral services industry, including the Company and SCI, including, among other things, the unprecedented consolidation currently underway;

       (vii) the Company's past success in competing with SCI for acquisitions of funeral homes, cemeteries and related businesses during a period of rapid consolidation in the funeral services industry;

      (viii) the Board's commitment to protecting the best interests of the Company and its shareholders and the maximization of shareholder value;

        (ix) presentations by the Financial Advisors concerning the Company and the financial aspects of the Second SCI Proposal, including the written opinions, dated October 10, 1996, of each of the Financial Advisors to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the Share Exchange Ratio and the Preferred Share Exchange Ratio were inadequate, from a financial point of view, to the holders of Shares and Preferred Shares, respectively (other than SCI and its affiliates) (copies of the written opinions of Smith Barney and Nesbitt Burns, which set forth the assumptions made, matters considered and limitations on the review undertaken in connection with such opinions, are included as Exhibits 17 and 18, respectively, to this Schedule 14D-9 and should be read carefully in their entirety);

        (x) the Board's belief, based in part on the factors referred to above, that the Exchange Ratios pursuant to the Second SCI Proposal do not reflect the current value inherent in the Company or the significant value that will be created for shareholders through the continued implementation of the Company's long-term business plan as an independent entity, including the continued acquisition of funeral homes and cemeteries in the United States and in Canada;

        (xi) the Board's belief that while SCI disclosed that it intended to account for the transaction on a pooling-of-interests basis, it is highly unlikely that such pooling-of-interests treatment could be achieved upon consummation of the Second SCI Proposal and the second step transaction;

       (xii) the disruptive effect that consummation of the Second SCI Proposal would have on the Company's employees, suppliers, customers, the funeral services industry and the communities where the Company operates;

      (xiii) the significant conditions accompanying the Second SCI Proposal, including the following: (A) there being validly tendered and not withdrawn prior to the expiration of the Second SCI Proposal (x) a number of Shares which, together with the Shares beneficially owned by SCI, constitutes at least 75% of the Shares outstanding on a fully diluted basis and (y) a number of Preferred Shares which, together with the Preferred Shares beneficially owned by SCI, constitutes at least 75% of the Preferred Shares outstanding on a fully diluted basis; (B) approval of the corporate reorganization of SCI by a vote of the holders of at least two-thirds of the outstanding SCI Common Stock, eligible to vote at a meeting of such holders, and of the issuance of offered stock pursuant to the Second SCI Proposal and related transactions by a vote of the holders of at least a majority of the outstanding SCI Common Stock present and voting at a meeting of such holders; (C) SCI being satisfied in its sole discretion that the Company has redeemed all outstanding Rights, or that the Rights are invalid or inapplicable to the Second SCI Proposal and SCI's proposed second-step merger or that the Rights Plan does not affect the Second SCI Proposal and related transactions; (D) the resignation of at least a majority of the incumbent members of the Board and the election or designation of persons designated by SCI to constitute a majority of the Board; (E) the satisfaction of all requirements pursuant to (x) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (y) the Competition Act of Canada and (z) the approval of the minister responsible for the

    Investment Canada Act, in each case with respect to the Second SCI Proposal and related transactions; (F) consummation of the corporate reorganization of SCI; and (G) other numerous conditions to the consummation of the exchange offers;

       (xiv) the Board's assessment, based in part on the advice of counsel, of the likelihood that SCI would obtain all regulatory approvals necessary to consummate the Second SCI Proposal. The Board believes that there are significant antitrust issues relating to a combination of the Company and SCI, both in Canada and in the United States, which issues create significant uncertainty as to whether the conditions of the Second SCI Proposal will be met. In that regard, the Board noted that the Second SCI Proposal is conditioned on there not being threatened, instituted or pending any action by any domestic or foreign governmental entity or by any other person seeking to impose any limitations upon the ownership or operation by SCI of any portion of the business or assets of the Company;

       (xv) the Board's belief that the structure of the Second SCI Proposal unfairly prejudices Canadian shareholders in that the Exchangeable Shares provide a tax deferral for a maximum of ten years to Canadian shareholders, while United States shareholders are offered an indefinite tax deferral;

       (xvi) the Board's view that the Second SCI Proposal is coercive in nature, because (A) Company shareholders who exchange their Shares or Preferred Shares pursuant to the Second SCI Proposal will be eligible for tax-free treatment, but U.S. shareholders who do not exchange their Shares or Preferred Shares pursuant to the Second SCI Proposal may be faced with adverse tax consequences, (B) Company shareholders who do not exchange their Shares or Preferred Shares pursuant to the Second SCI Proposal may not be afforded dissent rights in connection with a proposed second step transaction, and (C) the consummation of the Second SCI Proposal would reduce the number of holders of Shares and Preferred Shares and the number of Shares and Preferred Shares that might otherwise trade publicly and, depending on the number of Shares and Preferred Shares purchased pursuant to the Second SCI Proposal, could (x) adversely affect the liquidity and market value of the remaining Shares and Preferred Shares held by the public, (y) pose a risk that the Shares and Preferred Shares will no longer be eligible for continued listing on the New York Stock Exchange, the Toronto Stock Exchange or the Montreal Exchange, as the case may be, adversely affecting the respective markets for the Shares and Preferred Shares and (z) terminate the registration of the Shares and Preferred Shares under applicable United States and Canadian securities laws, which would reduce the information required to be furnished to holders of Shares and Preferred Shares pursuant to such securities laws.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Second SCI Proposal, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Smith Barney as its financial advisor in connection with the Second SCI Proposal and related matters. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services
(i) an advisory fee of up to $5 million, payable in cash upon withdrawal of any SCI acquisition proposal and (ii) a transaction fee (against which the advisory fee will be credited), payable upon consummation of an extraordinary corporate transaction involving the Company, equal to a percentage of transaction value (including liabilities assumed) ranging from 2% for transactions having a transaction value of $25 million or less to 0.20% for transactions having a transaction value of $10 billion or more, subject to a minimum transaction fee of $500,000.

    The Company has also agreed (i) to reimburse Smith Barney for travel and other out-of-pocket expenses (including the fees and expenses of its legal counsel) and (ii) to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under United States and Canadian securities laws, arising out of Smith Barney's engagement. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and SCI for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Company has retained Nesbitt Burns as its financial advisor in connection with the Second SCI Proposal and related matters. Pursuant to the terms of Nesbitt Burns' engagement, the Company has agreed to pay Nesbitt Burns for its services (i) an advisory fee of up to $3 million, payable in cash upon withdrawal of any SCI acquisition proposal and (ii) a transaction fee (against which the advisory fee will be credited), payable upon consummation of an extraordinary corporate transaction involving the Company, equal to a percentage of transaction value (including liabilities assumed) ranging from 1.25% for transactions having a transaction value of $25 million or less to 0.133% for transactions having a transaction value of $10 billion or more, subject to a minimum transaction fee of $312,500.

    The Company has also agreed (i) to reimburse Nesbitt Burns for travel and other reasonable out-of-pocket expenses (including the fees and expenses of its legal counsel) and (ii) to indemnify Nesbitt Burns and certain related parties against certain liabilities arising under United States and Canadian securities laws, arising out of Nesbitt Burns' engagement. In the ordinary course of business, Nesbitt Burns and its affiliates may actively trade or hold the securities of the Company and SCI for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    The Company has retained Morrow & Co., Inc. ("Morrow") and D.F. King & Co., Inc. ("D.F. King") to assist the Company in connection with its communications with its shareholders with respect to, and to provide other services to the Company in connection with, the Second SCI Proposal. Both Morrow and D.F. King will receive reasonable and customary compensation for their respective services and reimbursement of their respective out-of-pocket expenses in connection therewith. The Company has agreed to indemnify each of Morrow and D.F. King against certain liabilities arising out of or in connection with their respective engagements.

    The Company has retained Broadgate Consultants, Inc. ("Broadgate") as the Company's public relations advisor in connection with the Second SCI Proposal. Broadgate will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Broadgate against certain liabilities arising out of or in connection with its engagement.

    Except as set forth in this schedule 14D-9, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the Second SCI Proposal.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Within the past 60 days, the following executive officers, Directors, affiliates or subsidiaries executed transactions in the Company's Shares as shown in the following table:

                                         NUMBER     NATURE OF         PRICE
  DATE     NAME OF OFFICER OR DIRECTOR  OF SHARES  TRANSACTION      PER SHARE
---------  ---------------------------  ---------  ------------  ---------------
 8/22/96   Peter S. Hyndman                 3,000      Acquired     (Cdn) $16.88
 8/23/96                                      100      Disposed            40.45
                                              200      Disposed            40.40
                                            1,700      Disposed            40.30
                                            1,000      Disposed            40.50
 9/3/96                                     1,000      Acquired            16.88
                                            1,000      Disposed            40.00

 8/21/96   Timothy A. Birch                   300      Disposed    (U.S.) $29.50
 8/22/96                                    1,000      Disposed            29.50
 8/23/96                                    5,700      Disposed            29.50
 9/10/96                                    1,000      Disposed            31.25
 9/17/96   Peter A. Wiesner                 2,000      Acquired     (Cdn) $34.75
                                              200      Acquired            32.50
                                            2,000      Disposed            54.00
                                              200      Disposed            54.05

    In addition, during the past 60 days certain executive officers also (i) purchased Shares, via periodic payroll deductions, pursuant to the Company's Employee Stock Purchase Plans and (ii) contributed, via periodic payroll deductions, to a fund that invests in Shares pursuant to either the Company's 401(k) Plan (for United States employees) or Retirement Savings Plan (for Canadian employees).

    In addition, during the past 60 days the Company has issued an aggregate of 88,378 Shares in connection with two acquisitions.

    Except as disclosed in this Schedule 14D-9, to the knowledge of the Company, no transactions in the Shares have been effected within the past 60 days by the Company or any executive officer, Director, affiliate or subsidiary of the Company.

    (b) To the knowledge of the Company, its executive officers, Directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the Second SCI Proposal, any Shares or Preferred Shares that are held of record or are beneficially owned by such persons. The foregoing does not include any Shares or Preferred Shares over which, or with respect to which, any such executive officer, Director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a)-(b) At the meetings of the Board held on September 17, September 20, September 24, and October 10, 1996, the Board considered and reviewed the feasibility and desirability of exploring a variety of possible actions in light of the First SCI Proposal and the Second SCI Proposal. As stated in Item 4 above, the Board believes, based on the factors described therein, that the Exchange Ratios are inadequate, from a financial point of view. Accordingly, the Board believes that the Company's shareholders would be best served through continued implementation of the Company's long-term business plan as an independent entity and recommends that the Company's shareholders reject the Second SCI Proposal, when and if it is commenced.

    Notwithstanding the Board's firm conviction in making this recommendation, the Board may consider possible actions that could lead to, and involve, negotiations that may result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

    In the opinion of the Board, premature disclosure of the possible terms of any transaction of the type described above or the parties thereto might jeopardize the initiation or continuation of such discussions or negotiations. Accordingly, the Board, on October 10, 1996, adopted a resolution instructing management not to disclose the possible terms of any such transactions, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or such disclosure is otherwise required under applicable law.

    There can be no assurance that any of the foregoing will result in any transaction, or that a transaction other than one of the types described herein will not be authorized or consummated. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of SCI with respect to the Second SCI Proposal. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the Second SCI Proposal.

    Except as described in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Second SCI Proposal that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

    Except as described in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Second SCI Proposal that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) LITIGATION. JERRY KRIM V. BAGNELL, ET AL., No. VC022997 (Cal. Sup. Ct. L.A. Cty. - S.E. Dist.). On September 26, 1996, the Company received notice that Jerry Krim filed a purported derivative and class action against the Company's current Directors and one former director and against the Company as a nominal defendant. To the Company's knowledge, no defendant has been served as of the date of this filing. The plaintiff alleges, on behalf of himself and all of the Company's current and former shareholders, that the defendants "improperly responded to an offer by Service Corp. International . . . to combine the two companies," refused to negotiate with SCI, agreed to pay an inflated price for the Rose Hills property in Los Angeles, adopted a supposed "poison pill" supermajority voting provision requiring 75% approval of a merger, and adopted the Rights Plan, each allegedly in violation of the Directors' fiduciary duties. Plaintiff seeks preliminary and permanent injunctive relief that would, among other things, (i) require the defendants to cooperate with any person having a bona fide interest in proposing a transaction that would "maximize shareholder value," (ii) enjoin the Rights Plan in its entirety, (iii) enjoin the consummation of the Rose Hills acquisition, (iv) enjoin the supermajority voting requirement, (v) require an accounting for unspecified damages, and (vi) compensate the plaintiffs for their fees and costs. A copy of the complaint is filed as Exhibit 14 to this Schedule 14D-9 and incorporated herein by reference. The Company believes that the action is without merit and intends to contest the action vigorously.

    SERVICE CORPORATION INTERNATIONAL V. THE LOEWEN GROUP INC., ET AL., No. 4-96-3269 (S.D. Tex.). On October 2, 1996, SCI filed this action alleging that the Company falsely suggested to the Company's shareholders that it has standing to bring an action to block or impede the Second SCI Proposal on federal antitrust grounds. SCI seeks a declaratory judgment that the Company lacks standing to bring such an action on federal antitrust grounds. SCI asserts a claim under Texas common law, based upon its allegations that the Company's actions have tortiously interfered with SCI's "prospective business relationships" with the Company's shareholders. As relief for this assertion, SCI seeks an unspecified amount of damages for claimed injuries resulting from the Company's alleged interference with these prospective relationships. In an amended complaint, SCI also alleges that the foregoing actions constitute violations of Section 14(e) of the Securities Exchange Act of 1934. As relief, SCI seeks an injunction against future similar statements. A copy of the amended complaint is filed as Exhibit 15 to this
Schedule 14D-9 and incorporated herein by reference. The Company believes that the action is without merit and intends to contest the action vigorously.

    THE LOEWEN GROUP INC., LOEWEN GROUP INTERNATIONAL, INC. AND RIDGE CHAPELS, INC. V. SERVICE CORPORATION INTERNATIONAL, INC., NEW SERVICE CORPORATION INTERNATIONAL AND EQUITY CORPORATION INTERNATIONAL, INC. On October 10, 1996, the Company, LGII and Ridge Chapels, Inc., a subsidiary of LGII, commenced an action seeking to enjoin SCI preliminarily and permanently from completing its unsolicited takeover on the grounds that it violates Section 7 of the Clayton Act and Section 1 of the Sherman Act. According to the Company's complaint, SCI's unsolicited offer for control of the Company, if successful, may substantially lessen competition in numerous local markets for (i) the sale of funeral services, (ii) the sale of funeral services on a "pre-need" basis, (iii) the sale of cemetery services, and (iv) the purchase of funeral homes, cemeteries and crematoria. The Company also accuses SCI and Equity Corporation International, Inc., a competitor of the Company in which SCI has a 40% interest, of conspiracy to eliminate the Company as a competitive force in the funeral services industry. The Company takes the position that irreparable harm will result from SCI's further pursuit of its unsolicited takeover, and, accordingly, the Company intends to prosecute its claims zealously. A copy of the complaint is filed as Exhibit 16 to this Schedule 14D-9 and incorporated herein by reference.

    (b) ADMINISTRATIVE PROCEEDINGS. Certain federal and state governmental authorities are investigating whether consummation of the Second SCI Proposal would tend substantially to lessen competition or tend to create a monopoly in several segments of the funeral services industry.

    On October 1, 1996, the Federal Trade Commission ("FTC") requested data from the Company in connection with the FTC's investigation of the Second SCI Proposal, including information with respect to all funeral homes and cemeteries in which the Company and SCI have a financial interest. The FTC's request seeks detailed information about all regional market overlaps between the Company (and its affiliates) and SCI (and its affiliates). A copy of the Company's press release regarding the FTC investigation is included as Exhibit 10 to this
Schedule 14D-9 and is incorporated hereby by reference.

    On September 27, 1996, the Company received a civil investigative demand ("CID") from the Attorney General's Office of the State of Florida. The CID indicates that the Antitrust Section of the Attorney General's Office is investigating the potential impact of the First SCI Proposal and the Second SCI Proposal on pricing of funeral services, cemeteries and related products, the effect on Medicare/ Medicaid, and the market concentration for cemeteries and funeral homes in the State of Florida. A copy of the Company's press release regarding this investigation is included as Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference. In the Registration Statement, SCI indicates that it has received a similar CID from the Attorney General of the State of Florida.

    The Company has also received numerous other requests for information from states' attorneys general. On September 27, 1996, the Office of the Attorney General of the State of New York requested data from the Company in connection with an investigation of the First SCI Proposal and the Second SCI Proposal. On October 2, 1996, the Office of the Attorney General of the State of Hawaii requested data from the Company in connection with an investigation of the Second SCI Proposal. On October 3, 1996, the Office of the Attorney General for the State of Texas requested information from the Company in connection with an investigation of the Second SCI Proposal. On October 4, 1996, the Office of the Attorney General of the State of California requested information from the Company in connection with an investigation of the Second SCI Proposal. On October 9, 1996, the Attorney General of the State of

Tennessee requested information from the Company in connection with an investigation of the Second SCI Proposal.

    Under United States antitrust law, the FTC, certain private plaintiffs, or one or more states' attorneys general may seek a preliminary or permanent injunction in federal court restraining an acquisition that has the effect of substantially lessening competition or that may tend to create a monopoly.

    In addition, the Company understands that the Director of Investigation and Research (the "DIR") of the Canadian Competition Bureau is investigating the effects of the Second SCI Proposal under the Competition Act of Canada and, in particular, is investigating whether consummation of the Second SCI Proposal is likely to prevent or lessen competition substantially in the funeral services industry in Canada. The Company received a request for certain information from the DIR and, based on discussions with the DIR and other representatives of the Competition Bureau, the Company expects to receive additional requests for information in the future.

    If the DIR finds that consummation of the Second SCI Proposal is likely to prevent or lessen competition substantially, the DIR may commence proceedings under the substantive merger provisions of the Competition Act of Canada before an administrative tribunal of the Canadian government known as the Competition Tribunal. If such proceedings were commenced, the Competition Tribunal may make an order directing SCI not to proceed with the Second SCI Proposal or a part thereof. In any such application, the DIR has the ability to seek, and the Competition Tribunal has the authority to grant, such interim order as it considers appropriate, including an injunction which would have the effect of prohibiting SCI from consummating the Second SCI Proposal pending disposition of the principal application. The Competition Tribunal could also make other remedial orders on such an application. The DIR may apply for an interim order even if a principal application has not been filed provided the prerequisites to the issuance of such an interim order under the Competition Act of Canada are satisfied.

    (c) SHAREHOLDER PROTECTION RIGHTS PLAN. On April 20, 1990, the Board approved the Rights Plan, which was confirmed by the Company's shareholders in accordance with the provisions of the Rights Plan at the annual meeting of Shareholders on May 24, 1990 and re-confirmed for an additional five year period at the annual meeting of Shareholders on May 17, 1995. The Rights Plan is currently set to expire on April 20, 2000. A copy of the Rights Plan has been attached as Exhibit 36 to this Schedule 14D-9. This summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Rights Plan, which is incorporated herein by reference. Certain capitalized terms used below without definition are used as defined in the Rights Plan.

    The Rights Plan is intended to discourage unfair takeover bid tactics and to give the Board time, if there is an unsolicited bid, to pursue alternatives to maximize shareholder value. To preserve the shareholders' right to consider take-over bids on a fully-informed basis, the Rights Plan provides that a bidder's position may be substantially diluted if it does not either make a "Permitted Bid" directly to all shareholders or negotiate with the Board for a waiver of the Rights Plan's provisions.

    Unless and until the Rights "separate", each Common Share carries one Right, which is evidenced by the share certificate and is transferable only along with the Common Share.

    The Rights would separate upon:

        (1) the tenth day after the date of first public announcement of a Take-over Bid or the intention of any person (other than the Company or a subsidiary of the Company) to make a Take-over Bid, other than a Permitted Bid;

        (2) the tenth day after the date of first public announcement of facts indicating that any person has become the Beneficial Owner of 20% or more of the outstanding Common Shares (unless otherwise exempt under the Rights
    Plan);

        (3) a Flip-over Transaction or Event, which is generally either:

               a. a business combination whereby the Common Shares would be changed; or

               b. a sale of more than 50% of the consolidated assets of the Company; or

        (4) such earlier or later date as may be determined by the Board acting in good faith; provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time.

    At its meeting on October 10, 1996, the Board determined in good faith that it is desirable in the circumstances of the Second SCI Proposal (as it may be amended from time to time) that the occurrence of the Separation Time be deferred to a date to be determined by the Board of Directors in their discretion. Accordingly, the Board resolved that, for purposes of the Second SCI Proposal (as it may be amended from time to time), the Separation Time shall be the close of business on the tenth day after the earliest of the (i) Stock Acquisition Date, (ii) the occurrence or commencement of a Flip-over Transaction or Event (as described above) and (iii) such date as may be determined in good faith by the Board upon prior written notice to the Rights Agent.

    In the case of a Take-over Bid (so long as a Flip-in Event has not occurred), each Right would entitle the holder (other than the bidder) to acquire one Common Share for the Exercise Price; in the other cases described above, each Right would entitle the holder (other than the bidder) to acquire for the Exercise Price, Common Shares (in the case of a Flip-in Event) or common shares of the combined entity or purchaser (in the case of a Flip-over Transaction or Event) having a Market Price of two times the Exercise Price. The Exercise Price is currently Cdn. $125 and is subject to anti-dilution provisions.

    Under the Rights Plan, a Flip-in Event will occur ten days after the acquisition of Beneficial Ownership of more than 20% of the Common Shares except:

               a.  by way of a Permitted Bid;

               b.  by an acquiror who obtains a waiver from the Board;

               c.  as a result of the death of a Beneficial Owner of Common
           Shares;

               d. by a person who held more than 20% of the Common Shares on April 20, 1990, who is "grandfathered" subject to a number of restrictions (a "Grandfathered Person"); or

               e. by registered pension plans whose governing legislation does not permit them to hold more than 30% of Common Shares and who acquire shares independently for investment.

    A "Permitted Bid" is a take-over bid that complies with all applicable securities laws and is:

        (1) for all Common Shares and to all holders, wherever resident;

        (2) made by a bidder who (with related parties) does not own more than 5% of the Common Shares (unless the bidder owned at least that percentage on April 20, 1990); and

        (3) conditioned upon approval by a majority of the votes cast by "Independent Shareholders" (those other than certain shareholders who have acquired more than 20% of the Common Shares or who have made a Takeover-Bid, their Associates, Affiliates or persons acting jointly or in concert with them), and expire no earlier than five business days after the shareholders' meeting called to consider it.

    To the Company's knowledge, the only "Grandfathered Persons" are Raymond L. Loewen and Anne Loewen. The holdings of a Grandfathered Person can be increased by up to 2% of the Common Shares without causing a Flip-in Event to occur. Someone who acquires Common Shares as a result of the death of a Grandfathered Person or who buys all of the Common Shares Beneficially Owned by a Grandfathered

Person would also be a Grandfathered Person, but to make a Permitted Bid such a buyer would have to offer the other holders of Common Shares consideration at least equal to that paid to the selling Grandfathered Person.

    (d) RECENT DEVELOPMENTS. OFFERING OF $125,000,000 7 3/4% SERIES 3 SENIOR GUARANTEED NOTES (DUE 2001) AND $225,000,000 8 1/4% SERIES 4 SENIOR GUARANTEED NOTES (DUE 2003). On October 4, 1996, LGII successfully completed an offering of $350 million of senior guaranteed notes (the "Senior Notes"). The repayment of principal and interest on the Senior Notes is guaranteed by the Company. Approximately $301 million of the net proceeds to LGII from the sale of the Senior Notes was used to repay indebtedness under LGII's five-year $750 million revolving credit facility. The balance of the net proceeds will be used for working capital and other corporate purposes, including acquisitions and interest and principal payments on existing senior notes. The completion by LGII of this refinancing provides enhanced flexibility to the Company, contributing to the implementation of its long-term business plan.

    (e) CAUTIONARY STATEMENT. In addition to the historical information contained herein, this Schedule 14D-9 contains forward-looking statements with respect to the business of the Company. The actual results of the Company's business may differ significantly from those discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the ability to continue the successful implementation of the Company's long-term business and financial plan, including growth by acquisitions, failure to achieve the Company's stated 1996 and 1997 earnings per share goals, the Company's ability to attract and retain key employees in the face of a possible change in control, disruptions to the Company's business caused by the pendency of the Second SCI Proposal and related legal proceedings, the continued receptiveness of the Company's customers to its services and products, as well as general business, economic and competitive conditions.

    ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith:

Exhibit 1          --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 17,
                         1996.
Exhibit 2          --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 18,
                         1996.
Exhibit 3          --    Letter to Shareholders from Raymond L. Loewen, dated September 24, 1996.
Exhibit 4          --    Letter to L. William Heiligbrodt from Raymond L. Loewen, dated September 24,
                         1996.
Exhibit 5          --    [Intentionally omitted].
Exhibit 6          --    Press Release issued by Loewen, dated September 17, 1996.
Exhibit 7          --    [Intentionally omitted].
Exhibit 8          --    Press Release issued by Loewen, dated September 24, 1996.
Exhibit 9          --    Press Release issued by Loewen, dated September 27, 1996.
Exhibit 10         --    Press Release issued by Loewen, dated October 1, 1996.
Exhibit 11         --    Press Release issued by SCI, dated October 2, 1996.
Exhibit 12         --    Press Release issued by Loewen, dated October 2, 1996.
Exhibit 13*        --    Press Release issued by Loewen, dated October 10, 1996.
Exhibit 14         --    Complaint in KRIM V. BAGNELL, ET AL. (Superior Court of the State of
                         California).
Exhibit 15         --    First Amended Complaint in SERVICE CORPORATION INTERNATIONAL V. THE LOEWEN GROUP
                         INC. (United States District Court for the Southern District of Texas).
Exhibit 16         --    Complaint in THE LOEWEN GROUP INC., ET AL. V. SERVICE CORPORATION INTERNATIONAL,
                         ET AL. (United States District Court for the Eastern District of New York).
Exhibit 17*        --    Opinion letter of Smith Barney Inc. to Loewen Board of Directors, dated October
                         10, 1996.
Exhibit 18*        --    Opinion letter of Nesbitt Burns Inc. to Loewen Board of Directors, dated October
                         10, 1996.
Exhibit 19         --    Pages 15 - 20 and 32 - 34 of The Loewen Group Inc. Proxy Statement, dated April
                         9, 1996.
Exhibit 20         --    The Loewen Group Inc. Employee Stock Option Plan (United States).
Exhibit 21         --    The Loewen Group Inc. Employee Stock Option Plan (Canada).
Exhibit 22         --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                         Loewen Group International, Inc.).
Exhibit 23         --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                         subsidiaries).
Exhibit 24         --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (employees).
Exhibit 25         --    The Loewen Group Inc. Employee Share Purchase Plan (United States).
Exhibit 26         --    The Loewen Group Inc. Employee Share Purchase Plan (Canada).
Exhibit 27         --    The Loewen Group Inc. 1994 Management Equity Investment Plan.
Exhibit 28         --    Form of The Loewen Group Inc. 1994 Management Equity Investment Plan Investment
                         Option Agreement.
Exhibit 29         --    The Loewen Group Inc. Supplement to 1994 Management Equity Investment Plan.
Exhibit 30         --    The Loewen Group Inc. Addendum to 1994 Management Equity Investment Plan.
Exhibit 31         --    Form of The Loewen Group Inc. Management Equity Investment Plan Borrowing
                         Agreement.
Exhibit 32         --    Form of The Loewen Group Inc. Management Equity Investment Plan Executive
                         Agreement.
Exhibit 33         --    Form of The Loewen Group Inc. Management Equity Investment Plan 1994
                         Exchangeable Floating Rate Debenture due July 15, 2001.
Exhibit 34         --    The Loewen Group Inc. 1994 Outside Director Compensation Plan.
Exhibit 35         --    The Loewen Group Inc. Employee Stock Bonus Plan.
Exhibit 36         --    The Loewen Group Inc. Shareholder Protection Rights Plan Agreement and
                         Amendments.
Exhibit 37         --    Employment Agreement with Timothy R. Hogenkamp.
Exhibit 38         --    [Intentionally omitted].
Exhibit 39         --    Form of Indemnification Agreement with Outside Directors.
Exhibit 40         --    Form of Indemnification Agreement with Officers.
Exhibit 41         --    Form of The Loewen Group Inc. Severance Agreement.
Exhibit 42         --    The Loewen Group Inc. Severance Pay Plan.

------------------------

* Exhibits distributed to Shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          THE LOEWEN GROUP INC.

                                          By: /s/ Peter S. Hyndman______________

                                              Name:  Peter S. Hyndman

                                              Title:   Vice President, Law and
                                                    Corporate Secretary

Dated: October 10, 1996